Filed pursuant to Rule 433
Registration No. 333-156071
July 29, 2009
RC2 CORPORATION
Final Term Sheet
     In the event of an inconsistency between this Term Sheet and the preliminary prospectus supplement dated July 29, 2009, you should rely on the information in this Term Sheet.

Issuer:	RC2 Corporation

Common Stock Symbol:	RCRC

Title of Securities:	Common stock

Number of Shares Offered:	3,500,000

Price to Public:	$15.00

Underwriting Discount and Commissions Per Share:	$0.788

Estimated Net Proceeds to the Company (after Underwriting Discounts and Commissions and Offering Expenses):	$49.6 million

Trade Date:	July 30, 2009

Closing Date:	August 4, 2009

Common Stock Outstanding After the Offering*:	20,827,467

Over-allotment Option:	525,000

Underwriters:	Robert W. Baird & Co. Incorporated BMO Capital Markets Needham & Company, LLC

*	Based on the number of shares of Common Stock outstanding as of July 29, 2009 (excluding over-allotment shares).
     The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1-800-792-2413.